December 22, 2010
Mr. Lyn Shenk
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549
Re: P.F. Chang’s China Bistro, Inc.
Form 10-K for Fiscal Year Ended January 3, 2010
Filed February 17, 2010
File No. 000-25123
Dear Mr. Shenk:
The following responses are to the comments contained in your correspondence dated December 15, 2010 for the corporation and filing listed above.
10-K for Fiscal Year Ended January 3, 2010
Comment #1:
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 27
1.	We note that while you have identified several factors that have resulted in variances in your segments’ costs when measured as a percentage of revenue, you oftentimes have not quantified the absolute impact of such factors. We also note that you have not quantified the absolute impact of many of the factors that have resulted in fluctuations in certain costs that are not allocated to your segments, such as general and administrative costs and income taxes. Please revise your MD&A disclosure accordingly. To the extent that variances in absolute costs are attributed to components (e.g., worker’s compensation expense, repair and maintenance costs, etc.) of the broader cost classifications presented on the face of your statements of operations (e.g., labor costs, operating costs, etc.), please consider whether your revised disclosure should include quantification of the actual costs recognized for those components for each of your comparable reporting periods, in addition to the quantification of the change in the amounts recognized. In this regard, we note that quantification of the actual costs recognized may provide additional context useful in assessing the magnitude of variances identified. Furthermore, consider whether your revised disclosure should include quantification of the impact that newly opened restaurant units have had on the absolute costs recognized by each of your segments (i.e., similar to the disclosure that you have provided with regard to your segments’ revenues). Please provide an example of your proposed disclosure as part of your response.
Company’s Response to Comment #1:
As requested by the Staff, the Company will quantify in future filings, as a percentage of revenue or in absolute dollars, whichever is more meaningful, the impact of various factors that drive variances in costs, including the impact of newly opened restaurants, to the extent practicable.
The Company regularly discloses the impact of costs, segregated by segment, and generally only combines an explanation if there is no difference in explanation to avoid being redundant. However, with expected increased quantification requested by the Staff, it is reasonable to expect that the segment explanation will need to be split out accordingly on an on-going basis. The Company supplementally advises the Staff for those line items that the Company reports in total, General and administrative expenses, Interest and other are examples, it will quantify impacts of material variances in these accounts.

The following is an example of the format the Company intends to follow in future quarterly and annual reports, using a few examples from Results of Operations from our Form 10-K for the fiscal year-ended January 3, 2010 (updates are underlined).
Occupancy
Occupancy costs include both fixed and variable portions of rent, common area maintenance charges, property and general liability insurance and property taxes. Each segment contributed as follows:
Bistro: Occupancy costs as a percentage of revenues decreased from prior year primarily due to lower contingent rent expense resulting from lower sales (0.14%), a benefit from increased leverage resulting from an extra week of revenues in fiscal 2009 (0.12%), and, a decrease in general liability insurance (0.08%). These and other less significant net decreases (0.09%) were partially offset by the impact of decreased leverage on lower average weekly sales (0.35%).
Pei Wei: Occupancy costs as a percentage of revenues decreased from prior year primarily due to a benefit from increased leverage resulting from an extra week of revenues in fiscal 2009 (0.13%) and a decrease in property tax expense (0.05%) partially offset by the impact of decreased leverage on lower average weekly sales (0.11%).
Preopening Expense
Preopening expenses, which are expensed as incurred, consist of expenses incurred prior to opening a new restaurant and are comprised principally of manager salaries, employee payroll and related training costs. Preopening expenses also include straight-line rent expense for the period between the possession date of leased premises and the restaurant opening date. Each segment contributed as follows:
Bistro: Preopening expense decreased primarily due to incurring $2.8 million to open eight new restaurants during fiscal 2009 compared to $5.6 million to open 17 new restaurants during fiscal 2008.
Pei Wei: Preopening expense decreased primarily due to incurring $1.0 million to open seven new restaurants during fiscal 2009 compared to $2.7 million to open 25 new restaurants during fiscal 2008.

Comment #2:
Liquidity and Capital Resources
Investing Activities & Future Capital Requirements, page 38
2.	From your consolidated statement of cash flows, we note the material amount of capital expenditures made in each fiscal year. However, we also note that such amount fluctuated widely in the last three fiscal years from approximately $152 million in fiscal 2007 to $50 million in fiscal 2009. As these related expenditures represent your largest ongoing component of capital-related resources, we suggest you enhance your disclosure in Liquidity and Capital Resources by also including a table that separately discloses and summarizes the amount of expenditures each year by (i) new company restaurants, (ii) the refurbishment of existing restaurants as a capital improvement, and (iii) repairs and maintenance cost incurred on company restaurants. In addition, if your international expansion of Bistro restaurants and its franchise type relationship requires capital expenditures, please include an additional caption for capital-related expenditures for these arrangements. We believe this affords an investor with an analysis of trends and comparability of information from period to period. Please advise and revise accordingly.
Company’s Response to Comment #2:
As requested by the Staff, the Company will include a table in the Liquidity and Capital Resources section in future filings that details capital expenditures relating to new company restaurants as well as existing company restaurants. Additionally, the Company has not incurred capital expenditures related to the international Bistro restaurants operated under development and licensing agreements. The Company believes no further disclosure is necessary for the international Bistro restaurants. By way of example, the following reflects the additional disclosure for each period presented in Liquidity and Capital Resources in our Form 10-K for the fiscal year ended January 3, 2010.
The following table provides a summary of capital expenditures by concept and Shared Services and Other as well as restaurant related repairs and maintenance expense that is included in operating expense in the income statement for fiscal 2009, 2008 and 2007. “New company restaurants” includes capital expenditures for restaurants that have been open 13 months or less as well as restaurants that will open in future periods. “Existing restaurants and support” includes capital expenditures for restaurants that have been open longer than 13 months as well as capital expenditures associated with Shared Services and Other.

		Shared Services
	Total	and Other	Bistro	Pei Wei
Fiscal Year 2009
New company restaurants	$24,692	$—	$19,633	$5,059
Existing company restaurants and support	25,173	2,748	16,547	5,878

Total capital expenditures	$49,865	$2,748	$36,180	$10,937

Repairs and maintenance expense	$15,344	$—	$12,141	$3,203

Fiscal Year 2008
New company restaurants	$65,427	$—	$48,165	$17,262
Existing company restaurants and support	21,751	2,450	17,381	1,920

Total capital expenditures	$87,178	$2,450	$65,546	$19,182

Repairs and maintenance expense	$12,661	$—	$10,327	$2,334

Fiscal Year 2007
New company restaurants	$132,228	$—	$93,351	$38,877
Existing company restaurants and support	19,325	157	17,897	1,271

Total capital expenditures	$151,553	$157	$111,248	$40,148

Repairs and maintenance expense	$10,718	$—	$8,985	$1,733

Comment #3:
Item 8 Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Impairment of Long-Lived Assets, page 50
3.	Based upon your disclosure, it appears that you estimate the fair value of long-lived assets that you have deemed to be impaired based upon the projected undiscounted future cash flows attributable to those assets. In this regard, your accounting policy does not appear to comply with the guidance outlined in FASB ASC 360-10-35-36 and FASB ASC 360-10-55-30 through 55-32. Please revise your policy or advise. In addition, revise your critical accounting policy regarding the “impairment of long-lived assets” (i.e., on page 25 of your Form 10-K), as appropriate.
Company’s Response to Comment #3:
The Company supplementally advises the Staff that it does estimate the fair value of long-lived assets that it has deemed to be impaired based upon the projected discounted future cash flows attributable to these assets. As requested by the Staff, the Company will revise the disclosures in Critical Accounting Policies and Note 1, Summary of Significant Accounting Policies, in future filings to disclose that the fair value of long-lived assets is based on discounted cash flows.

Comment #4:
Accrued Insurance, page 50
4.	Per your disclosure, you have paid amounts to your insurance carrier based upon claims known to date and have accrued additional liabilities based upon your estimate of the ultimate costs related to those claims. In this regard, please tell us whether or not your reserve balance for self-insured claims and liabilities also includes an accrual for the estimated costs attributable to claims incurred, but not reported (i.e., IBNR). Please also revise the disclosure regarding your accounting policy in Note 1 to your financial statements, as well as in MD&A (i.e., on page 26 of your Form 10-K), as appropriate.
Company’s Response to Comment #4:
The Company’s self insurance reserves are based on claims known to date as well as those estimated to be incurred but not reported. As requested by the Staff, the Company will clarify this accordingly in future filings in Critical Accounting Policies and Note 1, Summary of Significant Accounting Policies. By way of example, the following reflects the additional disclosure the Company intends to include in Note 1, Summary of Significant Accounting Policies, in the Company’s Form 10-K for the fiscal year ended January 3, 2010 (updates are underlined). Similar disclosure will be provided in Critical Accounting Policies.
Accrued Insurance
The Company is self-insured for certain exposures, principally medical and dental, general liability and workers’ compensation, for the first $100,000, $250,000 or $500,000 of individual claims, depending on the type of claim. The Company has paid amounts to its insurance carrier or claims administrator that approximate the cost of claims known to date and has accrued additional liabilities for its estimate of ultimate costs related to those claims, including known claims and an actuarially determined estimate of incurred but not yet reported claims. In developing these estimates, the Company uses historical experience factors to estimate the ultimate claim exposure. The Company’s self insurance liabilities are actuarially determined and consider estimates of expected losses, based on statistical analyses of the Company’s actual historical trends as well as historical industry data. It is reasonably possible that future adjustments to these estimates will be required. Management believes the Company has provided adequate reserves for its self-insured exposure.

Comment #5:
Note 8. Credit Facility, page 60
5.	Please expand your disclosure to describe the basis (e.g., LIBOR plus the specified margin) upon which interest is charged on borrowings against your revolving credit facility. Refer to Rule 5-02(22) of Regulation S-X for further guidance.
Company’s Response to Comment #5:
As requested by the Staff, the Company will enhance its disclosure in future filings by disclosing the basis upon which interest is charged on outstanding borrowings against its revolving credit facility. Below is an example of additional disclosure in Note 8, Credit Facility, in our Form 10-K for the fiscal year ended January 3, 2010 that the Company will include going forward if there are any borrowings outstanding under the Credit Facility (updates are underlined).
The Credit Facility is guaranteed by the Company’s material existing and future domestic subsidiaries. As of January 3, 2010, the Company had borrowings outstanding under the Credit Facility totaling $40.0 million as well as $11.2 million committed for the issuance of letters of credit, which is required by insurance companies for the Company’s workers’ compensation and general liability insurance programs. Available borrowings under the Credit Facility were $23.8 million at January 3, 2010. Outstanding borrowings on the Credit Facility have an interest rate of 150 basis points over LIBOR (1.75%) as of January 3, 2010.

Comment #6:
Note 18. Commitment and Contingencies
Loan Facility, page 75
6.	We note that in August of 2009, you entered into an agreement with FRC Balance LLC to provide up to a $10.0 million loan facility to develop True Food Kitchen restaurants. We also note that, under certain conditions, this agreement allows you to convert advances under the loan facility to a majority equity position in True Food Kitchen. Per your disclosure, it appears that you have evaluated the terms of your agreement with FRC Balance LLC and determined that you will not be required to consolidate True Food Kitchen within your financial statements. In this regard, please provide us with a detailed explanation of the quantitative and qualitative factors that were considered in reaching your conclusion. Your response should clearly explain how you have determined that (i) the conversion right ascribed to the loan facility will not provide your company with effective control over True Food Kitchen and (ii) you do not have the obligation to absorb True Food Kitchen’s expected losses or the right to receive True Food Kitchen’s expected residual returns. In addition, please tell us and expand your disclosure to discuss (a) the circumstances under which you can exercise your conversion right and (b) your expected voting rights if advances to FRC Balance LLC are converted.
Company’s Response to Comment #6:
In response to the Staff’s comments, the Company concluded that FRC Balance LLC (“FRC”) did not need to be consolidated within the Company’s financial statements based on its evaluation of the following quantitative and qualitative factors. In terms of qualitative factors, under the FRC loan agreement, all aspects of the arrangement with FRC prior to conversion act in the spirit of a lender-borrower relationship. Even though the Company has a conversion right, the Company concluded it does not effectively control FRC because the Company:
1)	has no voting rights in FRC

2)	has no Board representation on FRC

3)	has no material control of FRC’s operations

4)	has no ability to make strategic decisions for FRC

5)	has no obligation to absorb losses and no right to residual returns unless the Company converts the debt into equity
There are no put rights exercisable under the FRC loan agreement unless the Company converts its debt into equity. In addition, the Company’s put rights provided for in the agreement are at fair value; and therefore the exercise of these put rights will not result in the Company absorbing losses. The Company does not believe the presence of a right to convert under certain conditions constitutes effective control as there is no obligation to convert.
Additionally, under the FRC loan agreement, the Company has approval rights only for matters typical of a lender-borrower relationship which include FRC:
1)	incurring additional long-term debt

2)	experiencing a change in ownership

3)	collateralizing any of its assets
In terms of quantitative factors, the Company assessed that FRC will maintain an equity investment at risk of greater than 10% throughout the original term of the FRC loan agreement, ranging from 100% at inception to approximately 25% upon the opening of the fourth restaurant, which further supports the Company’s conclusion that FRC did not need to be consolidated within the Company’s financial statements.
The Company does acknowledge that upon any decision to convert the debt to equity, it will likely be required to consolidate FRC as it will attain primary beneficiary status and will exert significant control over the operations of FRC. As requested by the Staff, in future filings the Company will expand its disclosure to explain (a) the circumstances under which it can exercise its conversion right and (b) its expected voting rights if advances to FRC are converted. The following is an example of proposed additional disclosure in Note 18, Commitments and Contingencies, in the Company’s Form 10-K for the fiscal year ended January 3, 2010 (updates are underlined).

Loan Facility
In August 2009, the Company entered into an agreement with FRC Balance LLC (“FRC”), d/b/a True Food Kitchen, to provide debt capital for the early-stage development of True Food Kitchen restaurants. The agreement provides for up to a $10.0 million loan facility to develop True Food Kitchen restaurants and can, under certain conditions, be converted by P.F. Chang’s into a majority equity position in True Food Kitchen. As of January 3, 2010, no borrowings were outstanding under the loan facility.
The Company has the right, but not the obligation, to convert the principal amount outstanding under the loan facility to a majority position in FRC: a) on the earlier of 1) the fifth anniversary of the loan facility agreement or 2) 90 to 180 days after the opening of the sixth True Food Kitchen restaurant or b) any time under mutual agreement between the Company and FRC. If the loan facility is converted into a majority position based on either of the two events discussed above, the Company will own 51% of FRC, and the Company will enter into a management agreement with FRC where FRC will continue the day-to-day management of the True Food Kitchen restaurants.
Management has evaluated both quantitative and qualitative factors regarding the terms of the agreement with FRC, including, but not limited to, voting rights, obligations to absorb expected losses and rights to receive expected residual returns. Based on this assessment, management has determined that the entity does not need to be consolidated within the Company’s financial statements. At the time of conversion, the Company will re-evaluate the entity to determine if it needs to be consolidated.

Comment #7:
Other
7.	We note that you are actively pursuing international expansion of your Bistro restaurants and have signed some development and licensing agreements in several international markets. It appears that these agreements represent a franchise relationship, as you receive initial territory fees and ongoing royalty revenues from these arrangements. As these arrangements become significant, please tell us and expand the notes to your financial statements to disclose whether these franchisees are required to make contributions to an adverting fund and, if applicable, how you account for the fund’s activity in your consolidated financial statements. Also, if advertising funds are used, please tell us and disclose (i) how you account for any excess funds that are not spent on advertising during a fiscal year and (ii) where advertising costs are classified in the consolidated financial statements.
Company’s Response to Comment #7:
The Company supplementally advises the Staff that the development and licensing agreements that it has entered into to-date require that developers spend minimum amounts on advertising each year; however, the agreements do not require the developers to make contributions to an advertising fund with the Company nor is the Company required to contribute to these funds. Therefore, based on these facts, the Company does not believe any further disclosure is required.
Requested Acknowledgment
P.F. Chang’s China Bistro, Inc. acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (480) 888-3660 if you have any questions.

Sincerely,
/s/ Mark M. Mumford
Chief Financial Officer
Copy to: Jeffrey Sears
Joe Foti